FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        Unaudited Financial Statements
                    For the Six Months ended June 30, 2003

                            Commission file number
                                   333-10886

                    Dunlop Standard Aerospace Holdings plc
            (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                               Coventry CV6 4AA
                                United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc



By:/S/ David Unruh
   ---------------
David Unruh
Chief Financial Officer
July 31, 2003


Condensed Profit and Loss Statements                                                                         Page 1
(unaudited)
-------------------------------------------------------------------------------------------------------------------


                    DUNLOP STANDARD AEROSPACE HOLDINGS plc
                    CONDENSED CONSOLIDATED PROFIT AND LOSS
                                  (Unaudited)

                                                                For the quarter                 For the six months
                                                             Ended June 30, 2003                Ended June 30, 2003
                                                             -------------------                -------------------
                                                           2003            2002                 2003         2002
                                                       (pound)'000     (pound)'000           (pound)'000  (pound)'000
                                                                                                      (rnt)

Sales                                               (pound)110,265 (pound)110,601         (pound)215,920 (pound)221,868

Cost of goods sold                                          80,894         78,365                157,664        158,916
------------------------------------------------------------------------------------------------------------------------

Gross margin                                                29,371         32,236                 58,256         62,952

Selling, general, admin & other expenses                    12,781         14,074                 26,590         27,572
------------------------------------------------------------------------------------------------------------------------

Operating profit                                            16,590         18,162                 31,666         35,380

Finance costs, net                                           8,076         11,434                 16,268         22,608
------------------------------------------------------------------------------------------------------------------------

Profit on ordinary activities before taxation                8,514          6,728                 15,398         12,772

Taxation                                                     3,758          2,734                  5,952          4,815
------------------------------------------------------------------------------------------------------------------------

Profit for the financial period                       (pound)4,756   (pound)3,994           (pound)9,446   (pound)7,957
=========================================================================================================================

The accompanying notes are an integral part of these condensed financial statements.



Condensed Balance Sheets                                                                                Page 2
(unaudited)
----------------------------------------------------------------------------------------------------------------
                                       DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                        CONDENSED CONSOLIDATED BALANCE SHEET
                                                    (Unaudited)

                                                                  30 June           30 June        31 December
                                                                     2003              2002               2002
                                                              (pound)'000       (pound)'000        (pound)'000

Fixed assets
Intangible fixed assets:
     Goodwill                                            (pound)311,385      (pound)319,885     (pound)313,856
     Development costs / licenses                                27,410              29,233             28,089
----------------------------------------------------------------------------------------------------------------
Total Intangible fixed assets                                   338,795             349,118            341,945
Tangible fixed assets                                           167,602             178,884            173,545
-----------------------------------------------------------------------------------------------------------------

Total Intangible and Tangible Fixed Assets                      506,397             528,002            515,490
-----------------------------------------------------------------------------------------------------------------

Current assets
Debtors:
     Trade & other debtors                                      100,691             107,720            105,277
     Deferred costs - initial parts provided                     25,570              24,093             25,002
Stocks                                                           72,713              72,694             74,450
Cash at bank and in hand                                          4,506              11,626             33,585
-----------------------------------------------------------------------------------------------------------------

Total Current Assets                                            203,480             216,133            238,314
-----------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due within one year
Trade and other creditors                                       (88,613)            (94,057)           (85,038)
Current portion of long term debt                               (34,391)            (41,725)           (67,910)
-----------------------------------------------------------------------------------------------------------------

Total Creditors                                                (123,004)           (135,782)          (152,948)

-----------------------------------------------------------------------------------------------------------------
Net current assets                                               80,476              80,351             85,366
-----------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                           586,873             608,353            600,856
-----------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due after
more than one year
Bank loans and Senior notes                                    (324,560)           (360,599)          (343,571)
Accruals and deferred income                                     (4,578)             (7,985)            (8,951)
-----------------------------------------------------------------------------------------------------------------

                                                               (329,138)           (368,584)          (352,522)

Provisions for liabilities & charges                            (22,509)            (18,544)           (22,615)
-----------------------------------------------------------------------------------------------------------------

Net assets                                               (pound)235,226      (pound)221,225     (pound)225,719

-----------------------------------------------------------------------------------------------------------------

Share capital and reserves
160,000,000 ordinary shares of (pound)1 each
Called up share capital                                  (pound)160,000      (pound)160,000     (pound)160,000

Profit and loss account                                          75,226              61,225             65,719
-----------------------------------------------------------------------------------------------------------------

Total equity shareholders' funds                         (pound)235,226      (pound)221,225     (pound)225,719

-----------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.



Condensed Financial Statements                                                                                      Page 3
(unaudited)
---------------------------------------------------------------------------------------------------------------------------

                                           DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                  CONSDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                         (Unaudited)

                                                                    30 June                    30 June          31 December
                                                                       2003                       2002                 2002
                                                                (pound)'000                (pound)'000          (pound)'000

Profit for the financial period before dividends               (pound)9,446              (pound)7,957         (pound)11,860
Exchange adjustments                                                     61                    (2,220)               (1,629)
-----------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses                              (pound)9,507              (pound)5,737         (pound)10,231
Profit and Loss - Beginning                                          65,719                    55,488                55,488
-----------------------------------------------------------------------------------------------------------------------------
Profit and Loss - Ending                                      (pound)75,226             (pound)61,225         (pound)65,719
-----------------------------------------------------------------------------------------------------------------------------



                                           DUNLOP STANDARD AEROSPACE HOLDINGS plc
                               CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                         (Unaudited)

                                                                 Six Months                 Six Months           Year Ended
                                                              Ended 30 June              Ended 30 June          31 December
                                                                       2003                       2002                 2002
                                                                (pound)'000                (pound)'000          (pound)'000

Profit for the financial period                                (pound)9,446                (pound)7,957       (pound)11,860
Exchange adjustments                                                     61                      (2,220)             (1,629)
-----------------------------------------------------------------------------------------------------------------------------

Net increase in shareholders' funds                                   9,507                       5,737              10,231

Shareholders' funds - beginning of period                           225,719                     215,488             215,488

-----------------------------------------------------------------------------------------------------------------------------

Shareholders' funds - end of period                          (pound)235,226              (pound)221,225      (pound)225,719

-----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements.



Management Discussion of Financial Results                                                                        Page 4
(unaudited)
------------------------------------------------------------------------------------------------------------------------
                                           DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                         CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                                                         (Unaudited)

                                                              Quarter       Quarter           Six Months      Six Months
                                                                Ended         Ended                Ended           Ended
                                                              30 June       30 June              30 June         30 June
                                                                 2003          2002                 2003            2002
                                                          (pound)'000   (pound)'000          (pound)'000     (pound)'000
                                                          -----------    ----------          -----------     -----------

Operating profit                                       (pound)16,590  (pound)18,162        (pound)31,666  (pound)35,380
Depreciation                                                   3,724          3,569                7,305          7,027
Amortisation of deferred costs                                 1,187            972                2,399          2,158
Gain / (loss) on disposal of fixed assets                         48             12                   49             15
Change in stock                                                2,283         (1,615)                (112)        (1,800)
Change in debtors                                             12,534          5,357                 (952)       (13,317)
Change in trade creditors                                      2,907         (4,871)               2,269          1,131
Capital Grant Release & Other                                   (759)          (844)              (1,520)        (1,698)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                     38,514         20,742               41,104         28,896
------------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest and finance charges paid                            (12,386)       (16,724)             (14,495)       (22,262)
------------------------------------------------------------------------------------------------------------------------
Taxation
Tax paid                                                        (652)           (88)              (3,884)        (1,322)

------------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
(Payments) to acquire tangible fixed assets - net               (963)        (9,631)              (3,025)       (21,486)
(Payments) for development expenditure,  licensing and
OEM fees                                                      (1,989)          (450)              (2,647)          (740)
------------------------------------------------------------------------------------------------------------------------

Net cash (outflow) from capital expenditure and
financial investment                                          (2,952)       (10,081)              (5,672)       (22,226)
------------------------------------------------------------------------------------------------------------------------

Currency and other                                               243         (1,699)                 435         (1,699)
------------------------------------------------------------------------------------------------------------------------

Net cash inflow / (outflow) before financing                  22,767         (7,850)              17,488        (18,613)
------------------------------------------------------------------------------------------------------------------------

Financing
Bank loans (repaid) /received                                (10,400)       (12,400)             (10,400)         3,445
Working capital loans                                         (9,000)        17,000              (18,075)        (2,000)
------------------------------------------------------------------------------------------------------------------------

Net cash (outflow) / inflow from financing                   (19,400)         4,600              (28,475)         1,445
------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                    3,367         (3,250)             (10,987)       (17,168)

Exchange adjustments                                            (137)          (598)                  56           (269)
Cash - beginning of period                                     1,276         15,474               15,437         29,063
------------------------------------------------------------------------------------------------------------------------
Cash - end of period (net of bank overdrafts)           (pound)4,506  (pound)11,626         (pound)4,506  (pound)11,626
------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these condensed financial statements.


Management Discussion of Financial Results
(unaudited)
-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

Interim Condensed Financial Statements
During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follows the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. Copies of the Company's 1999 to 2002 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 30 June 2003 and 30 June 2002, and the results of its operations and cash flows for the six month periods ended 30 June 2003 and 2002.

Certain of the comparative financial information have been restated to conform to the current presentation. The company and Dunlop Standard Aerospace Group Limited, our parent, and its subsidiaries (the "Group") has now adopted Financial Reporting Standard 19 `Deferred Tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

Foreign Exchange Rates
The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements from United States Dollars, to Pounds Sterling:


                                    Six Months Ended     Six Months Ended
                                       June 30, 2003        June 30, 2002     Year Ended
                                                                               Dec. 2002
Income Statement      (pound) =                $1.61                $1.44          $1.50
Balance Sheet         (pound) =                $1.65                $1.52          $1.61


2. NATURE OF OPERATIONS

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was (pound)537 million, which included (pound)22 million in acquisition expenses. This was financed by debt of (pound)382 million and equity of (pound)155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was (pound)311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to (pound)312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 `Impairment of Fixed Assets and Goodwill', goodwill will be reviewed annually for possible impairment.

3. SEGMENTAL ANALYSIS

The Group reports results of its business divisions in two segments, Engine Repair and Overhaul and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.


                                                      Quarter             Quarter           Six months           Six months
                                                        Ended               Ended                ended                ended
                                                      30 June              30 June             30 June              30 June
                                                         2003                2002                 2003                 2002
Sales                                             (pound)'000         (pound)'000          (pound)'000          (pound)'000

Engine Repair and Overhaul                       (pound)80,179     (pound)76,067       (pound)153,721       (pound)152,672
Design and Manufacturing                                30,086            34,534               62,199               69,196
---------------------------------------------------------------------------------------------------------------------------
Total Sales                                     (pound)110,265    (pound)110,601       (pound)215,920       (pound)221,868
---------------------------------------------------------------------------------------------------------------------------

Operating Profit
Engine Repair and Overhaul                               7,408             6,968               13,561               13,138
Design and Manufacturing                                 9,182            11,194               18,105               22,242
---------------------------------------------------------------------------------------------------------------------------
Operating Profit                                        16,590            18,162               31,666               35,380
Finance costs                                           (8,076)          (11,434)             (16,268)             (22,608)
---------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                 8,514             6,728               15,398               12,772
Taxation                                                (3,758)           (2,734)              (5,952)              (4,815)
---------------------------------------------------------------------------------------------------------------------------
Profit for the financial period                   (pound)4,756      (pound)3,994         (pound)9,446         (pound)7,957
---------------------------------------------------------------------------------------------------------------------------

Net Operating Assets                                  30 June             30 June          31 December
                                                         2003                2002                 2002
                                                  (pound)'000         (pound)'000          (pound)'000

Engine Repair and Overhaul                      (pound)179,151    (pound)189,412       (pound)189,979
Design and  Manufacturing                              143,335           136,786              137,129
------------------------------------------------------------------------------------------------------
Sub-total                                              322,486           326,198              327,108
Unallocated net liabilities                            (14,370)           (6,261)              (9,307)
Goodwill                                               311,385           319,885              313,856
Taxation                                               (29,830)          (27,899)             (28,042)
------------------------------------------------------------------------------------------------------
Net debt (including current portion but net
of cash)                                              (354,445)         (390,698)            (377,896)
------------------------------------------------------------------------------------------------------
Shareholders' funds                             (pound)235,226    (pound)221,225       (pound)225,719
------------------------------------------------------------------------------------------------------


PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 30 June 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2002 and 2001 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events affecting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 30 June 2003 are not necessarily indicative of results that will be achieved during the year ending 31 December 2003.

1.  RESULTS OF OPERATIONS - PERIOD ENDED 30 JUNE 2003

Sales
Net sales decreased (pound)0.3 million (0.3%) to (pound)110.3 million in the second quarter of 2003 compared to (pound)110.6 million in the second quarter of 2002. Design and Manufacturing 2003 second quarter sales decreased 12.9%, compared to the second quarter of 2002. Sales of new manufactured OEM parts and brakes declined from sales in 2002 reflecting reduced stock and build levels at most of our customers in addition to cancelled programmes. Engine Repair and Overhaul underlying (excluding currency movements) second quarter 2003 sales grew 17.0% compared to the second quarter of 2002. This reflects growth in military and regional segments where utilization rates have improved over 2002. After taking into account the movement in the USD-GBP exchange rate, Engine Repair and Overhaul sales grew 5.4% in the second quarter of 2003 compared to the second quarter of 2002.

Gross Margin
Gross margin decreased (pound)2.9 million (8.9%) during the second quarter of 2003, compared to the second quarter of 2002. Design and Manufacturing second quarter gross margin was down (pound)3.5 million (19.5%), primarily due to the volume shortfall. Engine Repair & Overhaul second quarter gross margin increased (pound)0.6 million (4.2%).

Selling, General, Administration & Other Expenses
Total selling, general, administration and other expenses decreased (pound)1.3 million (9.2%) in the second quarter of 2003, compared to the second quarter of 2002. Design and Manufacturing selling, general, administration and other expenses decreased (pound)1.4 million (21.4%) in the second quarter of 2003 compared with the second quarter of 2002 reflecting payroll savings and reductions in promotional and other overhead costs. Engine Repair & Overhaul selling, general, administrative and other expenses in the second quarter of 2003 increased (pound)0.1 million (1.6%) compared to the second quarter of 2002.

Operating Profit
Operating profit during the second quarter of 2003 was (pound)1.6 million (8.6%) lower than the second quarter of 2002, primarily as a result of lower sales and gross margin in Design & Manufacturing.

Design and Manufacturing Division operating profit for the second quarter of 2003 was (pound)2.0 million (18.0%) lower than the second quarter of 2002 reflecting reduced sales. Engine Repair and Overhaul operating profit for the second quarter of 2003 was (pound)0.4 million (6.3%) higher than the second quarter of 2002.

Finance Costs
Interest expense decreased by (pound)3.4 million (29.4%) during the second quarter of 2003 compared to the second quarter of 2002. This decrease is primarily the result of the expiration of the derivative contracts in November 2002. Current interest rates are considerably less than the rates obtained via the derivative contracts.

Amortisation of finance costs during the second quarter of 2003 was approximately the same as the second quarter of 2002.

Taxation
Taxation charge for the second quarter of 2003 reflects an average tax rate of 44% of profit on ordinary activities before taxation (2002: 41%). This reflects the higher profits in overseas jurisdictions with higher tax rates.

Net earnings
Net earnings were (pound)4.8 million in the second quarter of 2003 compared to (pound)4.0 million for the second quarter of 2002. The primary reason for the increase is the reduction of finance costs as described above.

New Programmes

General Electric CF34 Authorisation: In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorised CF34(TM) Service Provider. The Agreement allowed us to become the first GE authorised independent MRO company in North America to provide service to the CF34 engine market.

Since signing in September 2001, we have built a new 40,000 square-foot production facility in Winnipeg dedicated to the CF34 business that houses five production and two support cells. In addition, a new 10,000 square-foot thrust test cell was erected and commissioned for operation in September 2002 and the operation has been given full Transport Canada approval for the CF34 Series 1 and 3 models. Revenue has been recognized on production engines processed through the facility since September 2002.

Brake Programs: In partnership with Honeywell Inc., we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. Development of these new programs are progressing and we expect to generate initial revenues in 2006 for the A380 and 2008 for the Joint Strike Fighter program.

2.  LIQUIDITY AND CAPITAL RESOURCES

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

o        fund capital expenditures for the maintenance of our facilities;
o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;
o        expand our business;
o        fund potential acquisitions consistent with our business strategy;
o        fund debt service requirements;
o        fund research and development;
o        fund new program bids;
o        fund working capital requirements;
o        fund expenditures on free-of-charge brake ship-sets;
o        fund costs of obtaining OEM authorizations; and
o        fund taxation arising in various jurisdictions.

Net Current Assets
Net current assets decreased (pound)4.9 million (5.7%) from (pound)85.4 million at 31 December 2002 to (pound)80.5 million at 30 June 2003, primarily resulting from decreases in stocks and trade debtors.

Capital Expenditure
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first six months of 2003 totalled (pound)5.7 million. Capital expenditures are lower than in the first six months of 2002 by (pound)15.7 million. The majority of payments for capital associated with the new CF34 programme occurred in 2002. Expenditures of (pound)16.8 million were made on this programme in 2002. Expenditures in the first six months of 2003 are primarily for new equipment, as well as development costs related to braking programmes.

Cash Flow
Operating cash flow was (pound)41.1 million for the first six months of 2003. This is higher than the same period in 2002 by (pound)13.1M resulting from improvements in trade working capital balances during the first half of 2003.

Hedging
The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arrange forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements as detailed in notes to the Company's 2001 Report and Group Accounts. These arrangements expired in November 2002. Given the significant fall in LIBOR rates since the original swaps were initiated, the directors intend to further consider their hedging strategy during 2003.

Borrowings and Equity
At 30 June 2003, the Company had (pound)358.9 million outstanding in total borrowings, of which (pound)34.4 million is due within one year.

The Company made the scheduled repayment of (pound)11.2 million on 1 April 2003 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement.

The Company also has available to it a (pound)50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 30 June 2003, (pound)10.0 million is outstanding under this Revolving Credit Facility. In addition, approximately (pound)11.0 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units. A further (pound)49.1 million facility is available to fund capital expenditures associated with our new CF34 engine repair and overhaul program and certain capital expenditures funded at 1 October 1998. At 30 June 2003 (pound)37.2 million of this facility has been drawn.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS plc


By:      /S/ David Unruh
         ---------------
Name:    David Unruh
Title:   Chief Financial Officer
Date:    July 31, 2003